UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025

Commission file number: 001-41523

BEAMR IMAGING LTD.

(Translation of registrant’s name into English)

10 HaManofim Street

Herzeliya, 4672561, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

The first paragraph under the heading “Financial highlights” in the press release attached to this Form 6-K as Exhibit 99.1 is hereby incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-272779 and 333-280576) and Form F-3 (File No. 333-277787), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on November 13, 2025, titled “Beamr Issues Q3-2025 CEO Letter to Shareholders: Advancing the Commercial Pipeline in the Autonomous Vehicles Industry”.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Beamr Issues Q3-2025 CEO Letter to Shareholders: Advancing the Commercial Pipeline in the Autonomous Vehicles Industry”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Beamr Imaging Ltd.

Date: November 13, 2025	By:	/s/ Sharon Carmel
	Name:	Sharon Carmel
	Title:	Chief Executive Officer

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